RHINO RESOURCE PARTNERS LP

424 Lewis Hargett Circle, Suite 250

Lexington, KY 40503

August 23, 2016

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Rhino Resource Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 25, 2016
File No. 001-34892

Dear Mr. Reynolds:

Set forth below are the responses of Rhino Resource Partners LP (the “Partnership”), “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 25, 2016, with respect to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comments in bold text. All references to page numbers and captions correspond to the 2015 Form 10-K unless otherwise specified.

Form 10-K for the Fiscal Year Ended December 31, 2015

Coal Reserves and Non-Reserve Coal Deposits, page 63

1.	In future filings, please disclose the following information within or adjacent to your reserve tables or as a footnote:

●	A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

●	The wash plant recovery factor for each of your mines or mining complexes.

Response: The Partnership proposes to include in its future filings the footnote, as underlined below, related to mine dilution, mining recovery and wash plant recovery factor to the following table included in Part I, Item 2. Properties of its Annual Reports on Form 10-K.

Securities and Exchange Commission

August 23, 2016

Coal Reserves

The following table provides information as of December 31, 2015 on the type, amount and ownership of the coal reserves:

	Proven and Probable Coal Reserves (1)
Region	Total (3)	Proven	Probable	Assigned	Unassigned	Owned	Leased	Steam (2)	Metallurgical (2)
	(in million tons)
Central Appalachia
Tug River Complex (KY, WV)	21.8	18.6	3.2	17.5	4.3	8.0	13.8	15.9	5.9
Rob Fork Complex (KY)	7.5	6.4	1.1	7.5	-	1.1	6.4	2.0	5.5
Rhino Eastern Field (WV) (3)	33.9	19.4	14.5	29.2	4.7	-	33.9	-	33.9
Rich Mountain Field (WV)	8.2	2.7	5.5	-	8.2	8.2	-	-	8.2
Elk Horn (KY)	100.1	66.9	33.2	81.9	18.2	99.2	0.9	100.1	-
Total Central Appalachia (5)	171.5	114.0	57.5	136.1	35.4	116.5	55.0	118.0	53.5
Northern Appalachia
Hopedale Complex (OH)	22.1	17.7	4.4	22.1	-	7.5	14.6	22.1	-
Sands Hill Complex (OH)	1.3	1.3	-	1.3	-	0.4	0.9	1.3	-
Leesville Field (OH)	-	-	-	-	-	-	-	-	-
Springdale Field (PA)	-	-	-	-	-	-	-	-	-
Total Northern Appalachia (5)	23.4	19.0	4.4	23.4	-	7.9	15.5	23.4	-
Illinois Basin
Taylorville Field (IL)	111.1	38.8	72.3	-	111.1	-	111.1	111.1	-
Pennyrile Field (KY)	31.2	17.5	13.7	31.2	-	-	31.2	31.2	-
Total Illinois Basin (5)	142.3	56.3	86.0	31.2	111.1	-	142.3	142.3	-
Western Bituminous
Castle Valley Complex (UT)	20.1	13.2	6.9	20.1	-	-	20.1	20.1	-
McClane Canyon Mine (CO) (4)	6.3	4.2	2.1	6.3	-	0.1	6.2	6.3	-
Total Western Bituminous (5)	26.4	17.4	9.0	26.4	-	0.1	26.3	26.4	-
Total (5)	363.6	206.7	156.9	217.1	146.5	124.5	239.1	310.1	53.5
Percentage of total (5)		56.8%	43.2%	59.7%	40.3%	34.2%	65.8%	85.3%	14.7%

(1)	Represents recoverable tons. The recoverable tonnage estimates take into account mining losses and coal wash plant losses of material from both mining dilution and any non-coal material found within the coal seams. Except for coal expected to be processed and sold on a direct-shipped basis, a specific wash plant recovery factor has been estimated from representative exploration data for each coal seam and applied on a mine-by-mine basis to the estimates. Actual wash plant recoveries vary depending on customer coal quality specifications.

(2)	For purposes of this table, we have defined metallurgical coal reserves as reserves located in those seams that historically have been of sufficient quality and characteristics to be able to be used in the steel making process. All other coal reserves are defined as steam coal. However, some of the reserves in the metallurgical category can also be used as steam coal.

Securities and Exchange Commission

August 23, 2016

(3)	The Rhino Eastern joint venture was dissolved in January 2015. As part of this dissolution, we received approximately 34 million tons of premium metallurgical coal reserves, which we have included in the proven and probable reserves listed above as of December 31, 2015.

(4)	The McClane Canyon mine was permanently idled as of December 31, 2013.

(5)	Percentages of totals are calculated based on actual amounts and not the rounded amounts presented in this table.

2.	We note your disclosure of reserve audits by Cardno, Inc. and John T. Boyd Company using an independent pro forma economic analysis to classify proven and probable coal reserves or non-reserve coal deposits, based on current market conditions. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c). The information requested includes, but is not limited to copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which include the cash flow analysis.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response: The Partnership sent via Federal Express the requested information in the requested format on August 11, 2016 to the attention of Mr. Schuler.

3.	In future filings please include a statement whether you have any third-party coal purchases or sales and if so, include these third-party tonnage amounts, purchase costs, and sales revenues in your filing.

Response: The Partnership proposes to include in its future filings within Part I, Item 2. Properties—Coal Reserves and Non-Reserve Coal Deposits of its Annual Reports on Form 10-K the following language detailing whether the Partnership had third-party purchases and/or sales of coal. Note the Partnership did not have any third-party purchases or sales of coal for the year ended December 31, 2015.

Securities and Exchange Commission

August 23, 2016

“For the year ended December 31, 2015, we did not have any purchases or sales of third-party coal tonnages.”

*             *             *

In connection with responding to the Staff’s comments, we acknowledge that:

●	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature on next page]

Securities and Exchange Commission

August 23, 2016

Please contact the undersigned at (859) 389-6500 with any questions.

Sincerely,

RHINO RESOURCE PARTNERS LP

By: Rhino GP LLC, its general partner

/s/ Whitney C. Kegley
Whitney C. Kegley
Vice President, Secretary and General Counsel

Cc:	George K. Schuler, Securities and Exchange Commission
Brenda K. Lenahan, Vinson & Elkins L.L.P.